LINKWELL CORPORATION
                            No. 476 Hutai Branch Road
                                Baoshan District
                             Shanghai, China 200436

                                                     telephone (86) 21-56689332

                                    'CORRESP'

                                                         August 10, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Pamela A. Long, Assistant Director
                  Jennifer Thompson
                  Anne McConnell
                  Brigitte Lippmann
                  Chris Edwards

         Re:      Linkwell Corporation (the "Company")
                  Amendment No. 1 to the Registration Statement on Form SB-2 Filed May 11, 2006
                  File No. 333-131666

Ladies and Gentlemen:

         Reference is made to the Staff's comments under cover of its letter dated June 7, 2006 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement ("Amendment No. 2"). Amendment No. 2 includes updated interim financial statements as of March 31, 2006, as well as updated disclosure, including in response to the Staff's comments.

         The following numbered responses correspond to the Staff's numbered comments in its June 7, 2006 letter. Under separate cover the Company is providing Ms. Thompson with three marked copies of Amendment No.1, keyed to the following responses.

         In response to the Staff's comments, please be advised as follows:

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GENERAL

1. Please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

         Response. As set forth above, Amendment No. 2 has been revised to include updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Registration Statement Cover Page

2. The amount of shares being registered in the table is not the same number as disclosed in the prospectus. Please reconcile. Also provide a total for the number of shares being registered.

         Response. As request, Amendment No. 2 has been revised to reconcile the number of shares registered in the Calculation of Registration Fee table with those listed in the prospectus and a total has been added to that table.

3. Please explain why you are registering shares representing 175% of the 15 million shares issuable upon conversion of the preferred stock. You may not register shares greater than the amount that is convertible under the conversion rate.

         Response. We have had conversations with the representative of the investors for purposes of ascertaining the basis for registering 175% of the conversion amount. At the present time, the Company is not in compliance with its registration covenant provided to investors, which as a consequence the dividend accrues at 20% per annum. If we were to protract out the default for an extensive period (e.g., two years), the dollar amount would be approximately $260,000, and if the Company were to satisfy the dividend requirement in shares at the current conversion rate, the number of shares would equal 2,600,000 shares, or approximately 47% of the share overage. The remaining 53% represents a normal cushion, which the investors require based on the balance of the terms and conditions of their agreements with the Company, which they deem appropriate based on their experiences in these type of financings.

4. We note your response to prior comment 10. The scope of Rule 416 does not extend to "cheap stock" or other adjustments to the exercise price of the warrants or the conversion price of the preferred stock (i.e., adjustments that result from issuances of common stock that are priced below market). Rather, we interpret stock splits, stock dividends and "similar transactions" to mean transactions that affect all stockholders equally. Please confirm that you are not attempting to use Rule 416 to register for resale an indeterminate number of shares which may be issuable in circumstances which do not affect all shareholders equally. For example, if the number of shares issuable pursuant to the preferred stock or warrants increases for any other reason than a stock split, dividend or similar transaction, and you do not have enough registered shares, you will have to file a new registration statement to register the difference before those shares could be publicly resold.

         Response. The Company confirms its understanding of the scope of Rule 416 to be that as set forth in the foregoing comment. The Company further confirms that it is not attempting to use Rule 416 to register for resale an indeterminate number of shares which may be issuable in circumstances which do not affect all shareholders equally. If the number of shares issuable pursuant to the preferred stock or warrants increases for any other reason than a stock split, dividend or similar transaction, and the Company does not have enough registered shares, the Company confirms its understanding that it will be required to file a new registration statement to register the difference before those shares could be publicly resold.


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Risk Factors, page 4

5. We note your response to prior comment 13. However, the third sentence, not the second sentence was deleted. Please delete the second sentence of the first paragraph. All material risks should be described in the risk factor section. If risks are not deemed material, you should not reference them.

         Response. Amendment No. 2 has been revised to reinsert the former third sentence and to delete the second sentence. Please see page 5.

6. We note your response to prior comment 16. Please identify the names of the related parties.

         Response. Amendment No. 2 has been revised to identify the names of the related parties. Please see pages 5 and 7.

Capitalization, page 14

7. Please revise to agree these numbers to the face of your balance sheet.

         Response. The Capitalization table in Amendment No. 2 has been updated to reflect the March 31, 2006 balance sheet and the information presented therein conforms to the balance sheet. Please see page 15.

Results of Operations, page 17

8. Please quantify the extent that the increase in revenues was attributable to an increase in the volume of products sold and an increase in average selling prices. In addition, please better explain the specific facts and circumstances that resulted in the significant improvement in the gross profit margin during 2005.

         Response. As requested, Amendment No. 2 has been revised to quantify the increase in revenues attributable to an increase in the volume of products sold and increase in average selling prices. In addition, the discussion under Results of Operations - Gross Profit for fiscal 2005 in Amendment No. 2 has been expanded to better explain the specific facts and circumstances that resulted in the significant improvement in gross profit margin during fiscal 2005. Please see pages 20 and 24.

Liquidity and Capital Resources, page 21

9. It appears that the disclosure that your cash balance was $992,219 at December 31, 2005 is not accurate and should be revised.

         Response. As set forth above, Amendment No. 2, including this section, has been updated to include the interim financial information. Please see page
28. The referenced disclosure in both Amendment No. 1 and Amendment No. 2 is to the cash decrease at the end of the period from the comparable period (December 31, 2005 as compared to December 31, 2004 as to Amendment No. 1 and March 31, 2006 as compared to March 31, 2005 as to Amendment No. 2), which such information is also available on the Consolidated Statement of Cash Flows for the respective period, and not the cash balance on the balance sheet date. The Company does not believe that any revision in the language is required.

10. We note your responses to comments 25 and 27 from our previous comment letter dated March 8, 2006. As previously requested, please revise the disclosure about the change in your allowances for inventory and accounts receivable to address the specific facts and circumstances that led to changes. In this regard, we note your statement that management determined that you needed an inventory allowance in 2005; however, it remains unclear from your disclosure what specific facts resulted in the need for an allowance in 2005. Similarly, we note your disclosure regarding average days outstanding for third party and related party accounts receivable. It is not clear to us how you calculated average days outstanding and it appears that the actual average days outstanding may be higher than you disclosed. Please clarify or revise. In addition, please explain why the average days outstanding are considerably higher for you than what would be expected for a US company, why the average days outstanding for related party accounts receivable are considerably higher than for third party accounts receivable, and why related party accounts receivable continued to significantly increase during the interim period ended March 31, 2006. Based on your outstanding accounts receivable and average days outstanding, it remains unclear from your disclosure why management determined that it was appropriate to decrease the accounts receivable allowance.

         Response. As requested, disclosure has been added to Amendment No. 2 to address the specific facts which lead to the change in the increase in allowance for obsolete inventory for both fiscal 2005 and the first quarter of fiscal 2006. Please see page 27. The Company has also added additional disclosure regarding how it determines the allowance for doubtful accounts which also appears on page 28. The disclosure in Amendment No. 2 has been revised to both correct the calculation of average days outstanding for accounts receivable, both third party and related party, for fiscal 2005 and to add the disclosure for the first quarter of fiscal 2006, as well as to add additional disclosure explaining why the average days outstanding are higher than is customary in the U.S. and reasons for the increase in average days outstanding. Please see pages 27 and 28 of Amendment No. 2. Supplementally please be advised that notwithstanding the sales increases from fiscal 2004 to fiscal 2005 which have continued into fiscal 2006, based upon its analysis of the accounts receivable ageing management of the Company does not believe further increases in the allowance for doubtful accounts is warranted. All third party customers are performing as expected in the payment of amounts due the Company. Related party sales accounted for approximately 67% of the Company's sales for the first quarter of fiscal 2006 and at March 31, 2006 related party accounts receivable represented approximately 62% of total the Company's accounts receivable, net of doubtful accounts. As management of the Company are the sole shareholders of the customer which represents a majority of these related party sales and accounts receivable and thereby control the payment of those amounts to the Company, management does not believe that the collection of these amounts are in jeopardy.

11. We read on page 24 that in January 2005 you entered into a five year agreement in which you agreed to pay Shanghai Shanhai Group a fixed return of $9,375 annually on Shanghai Shanhai Group's capital investment in you. Please help us understand how you are accounting for the fixed return and how you determined that your accounting is appropriate.

         Response. The Company accounted for this fixed annual return as part of its minority interest calculation. As described in the registration statement, Shanghai Shanhai Group owns 10% of Likang. The recording of 10% minority interest exceeded the annual fixed return of $9,375 which was originally agreed upon by the parties to insure a return on the investment in case of losses. Since Likang is currently profitable, the Company has recorded a liability for the full amount of the minority interest attributable to Shanghai Shanhai Group

Our Business, page 30

Industry Background, page 30

12. We note your response to prior comment 3. Please provide a more balanced disclosure in this section and under Competition. For example, prominently disclose that there are over 1,000 manufacturers and distributors of disinfectant products in China and that these products also prevent the spread of airborne viruses such as bird flu virus and SARS.

         Response. Amendment No. 2 has been revised to add the requested disclosure. Please see pages 36, 37 and 47.

New Product Development, page 38

13. We note that the Linkwell memorandum to China Direct Investments, dated April 28, 2006 (attached to your response letter) states that in November 2005, Likang launched efforts related to Hypericin and determined the products caused toxic side effects. As a result, Likang abandoned efforts related to the development of Hypericin based products in January 2006. Please revise your disclosure accordingly.

         Response. The requested disclosure has been added to Amendment No. 2; please see page 45.

Certain Relationships and Related Transactions, page 55

14. We note your response to prior comment 45. You disclose how the amount was determined, but do not explain why this amount was distributed. Please revise.

         Response. The requested additional disclosure has been added to Amendment No. 2; please see page 63.

15. We note your response to prior comment 46. Please quantify the value of the securities received by China Direct Investments and CIIC Investment Banking Services.

         Response. As requested, Amendment No. 2 has been revised to quantify the value of securities received by China Direct Investment and CIIC Investment Banking Services. Please see page 63.

Principal Shareholders, page 57

16. Please update the share information to the most recent practicable date.

         Response. As requested, the share information in Amendment No. 2 has been updated to August 4, 2006. Please see page 64. This change reflects the conversions in June 2006 and July 2006 of all 375,345 shares of the Company's Series A Convertible Preferred Stock into 3,753,450 shares of common stock as well as the conversion of 850,000 shares of the Company's Series B 6% Cumulative Convertible Preferred Stock into 8,500,000 shares of common stock pursuant to their respective designations, rights and preferences.

17. We note your response to prior comment 47. Since each of China Direct Investments and CIIC Investment Banking Services Co. beneficially own 5% or more of your shares, as indicated in your Selling Security Holders section, please add these entities in addition to the other principal shareholders.

         Response. As a result of the conversions described in response 16 above and private sales entered into by China Direct Investments since the filing of Amendment No. 1, neither China Direct Investments nor CIIC Investment Banking Services (Shanghai) Co. are 5% or greater shareholders of the Company, now owning approximately 3.6% and 4.7%, respectively.

18. We note your response to prior comment 48. Marc Siegel's beneficial ownership should also include the 1,350,000 shares held by Edge Capital Partners and Edge LLC, since he has voting and dispositive control over these securities. The same is true for James Wang and the 40% shares held by Edge Capital over which he has voting and dispositive control. Make corresponding changes in the Selling Security Holders section.

         Response. As requested, Mr. Siegel's beneficial ownership in the Principal Shareholder table has been revised to include the securities held by China Discovery Investors, Ltd. (formerly known as Edge Capital Partners) and Edge LLC. Please see page 65. Based upon the increase in the number of issued and outstanding common shares, private transactions entered into by China Direct Investments and China Discovery Investors (formerly Edge Capital Partners, and giving effect to the allocation of 100% of the securities beneficially owned by China Direct Investments and 40% of the securities beneficially owned by China Discovery Investors, Dr. Wang is the beneficial ownership is approximately 4.6%. Neither Mr. Stein nor Dr. Wang individually are selling security holders and neither hold securities of the Company in their individual names.

19. We note your response to prior comment 49. Please clarify in your disclosure whether each of James Wang and Ting Ting Shan has sole voting and dispositive control over the other securities held by China Investments and CIIC Investment Banking Services, respectively. Since Marc Siegel is an affiliate of these entities, it seems that he would share voting and dispositive control over all the securities held by these entities. Make similar revisions in the footnotes for James Wang as related to Edge Capital Partners and Marc Siegel.

         Response. Amendment No. 2 has been revised to clearly disclose that Dr. Wang holds sole voting and dispositive control over securities held by China Direct Investments, Inc. and that Dr. Shan holds sole voting and dispositive control over securities held by CIIC Investment Banking Services (Shanghai) Company, Limited. Please see pages 64 and 72. We have been advised that notwithstanding Mr. Siegel's ownership interest in China Direct Investment that he does not control the voting or disposition of securities held by that entity. We have been likewise advised that notwithstanding Dr. Wang's ownership interest in China Discovery Investors that he does not control the voting or disposition of securities held by that entity.

Selling Security Holders, page 64

20. Please disclose the total number of shares upon which the table of beneficial ownership is based.

         Response. The requested additional disclosure has been added to Amendment No. 2; please see page 70.

Experts, page 74

21. Please revise to refer to the updated financial statements and accountants' report that are included in your filing.

         Response. We are uncertain as to this comment as the updated financial statements are unaudited and not covered by an accountants' report. Please advise.

Linkwell Corporation Financial Statements for the Year Ended December 31, 2005 Consolidated Statements of Operations, page F-4

22. It is unclear to us that you have correctly calculated the loss available to common shareholders. In this regard, it appears that you have not included the dividend in arrears for each series of preferred stock in your calculation of the loss available to common shareholders. Please advise or revise. Refer to paragraph 9 of SFAS 128.

         Response. The Company has revised its financial statements to properly accrue undeclared and unpaid cumulative dividends on its Series A and Series B preferred Stock and have included these dividends in its calculation of loss or income available to common shareholders. Please see pages F-22, F-23, F-24 and F-33 of Amendment No. 2. In addition, at such time as the Staff has no further comments on this matter, the Company will file an amendment to its Annual Report for the fiscal year ended December 31, 2005 reflecting the change in its consolidated statements of cash flows for the period.

Consolidated Statements of Stockholders' Equity, page F-5

23. We note your response to the fifth bullet point of comment 65 from our previous comment letter dated March 8, 2006. Despite the fact that your board of directors has not yet declared the 6% cumulative dividends on your Series A and Series B Preferred Stock, you should disclose the per share and aggregate amount of cumulative preferred dividends in arrears.

         Response. The Company has revised its financial statements and notes thereto for the year ended December 31, 2005 and for the interim period ended March 31, 2006 to accrue undeclared and unpaid cumulative preferred stock dividends related to our Series A and Series B preferred stock. Additionally, the Company has disclosed the per share and aggregate amount of these cumulative preferred dividends in its footnotes. Please see pages 27, F-2, F-3 and F-33 of Amendment No. 2. At such time as the Staff has no further comments on this matter, the Company will file an amendment to its Annual Report for the fiscal year ended December 31, 2005 reflecting the change in its consolidated statements of cash flows for the period.

24. We note your response to the second bullet point of comments 65 and 66 from our previous comment letter dated March 8, 2006. Based on the anti-dilution provisions of the warrants issued with your Series A and Series B Preferred Stock, such than any futures sales of stock by you at a price below the exercise price of these warrants would trigger an adjustment to the exercise price and number of shares into which the warrants convert, help us understand how you determined that you meet the criteria of paragraphs 19 and 20 of EITF 00-19. It is not clear to us if there is a limit on the number of shares into which the warrants convert an if you can conclude that you have a sufficient number of authorized shares. In addition, please tell us how you determined the value of the registration statement rights penalty you recorded.

         Response. Supplementally please be advised that the intent of the anti-dilutive provisions of the warrants issued related to the exercise price and not to the amount of shares issuable upon exercise of the warrants. The exercise price of the warrants would be reduced proportionally to the sale of future sales of stock below the most recent financings. For example, in the event the Company secures financing at $0.15 per share, a 25% decrease from $0.20 per share, while the exercise price of the warrants is reduced by 25% the number of shares issuable upon the exercise price of the warrants is not changed. Accordingly, the number of shares issuable upon exercise of the warrants if fixed and determinable.

         The Company has adopted View C of EITF 05-4 "Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19" ("EITF 05-4"). Accordingly, the Company classifies as liability instruments the fair value of registration rights agreements when such agreements (i) require the Company to file, and cause to be declared effective under the Securities Act of 1933, a registration statement with the SEC within contractually fixed time periods, and (ii) provide for the payment of liquidating damages in the event of its failure to comply with such agreements. Under View C of EITF 05-4, (i) registration rights with these characteristics are accounted for as derivative financial instruments at fair value.

         The Company calculated the present value of the aggregate potential maximum penalty discounted at a rate of 10%. This calculated figure was multiplied by an estimated probability of 10% that the Company will incur the maximum penalty. This estimated probability was based on management's analysis of historical time-frame to file and finalize previous registration statements and other factors. The Company will analyze this probability on a quarterly basis and adjust this accrual accordingly.

Consolidated Statements of Cash Flows, page F-6

25. We note you reconcile net income from continuing operations to cash flows from operating activities. Please revise to reconcile net income to cash flows from operating activities in your annual and interim statements as required by paragraph 28 of SFAS 95. In addition, it appears to us that your presentation of discontinued operations does not fully comply with footnote 10 of SFAS 95. Please advise or revise.

         Response. As requested, the Company has revised its consolidated statement of cash flows for the year ended December 31, 2005 to properly reconcile net income to cash flows from operating activities. Please see page F-25 of Amendment No. 2. In addition, at such time as the Staff has no further comments on this matter, the Company will file an amendment to its Annual Report for the fiscal year ended December 31, 2005 reflecting the change in its consolidated statements of cash flows for the period.

26. It is not clear to us what the change in "other payables" in cash flows from operating activities represents. It appears to us that this may be the change in the current portion of loans payable. Please advise or revise. Please be advised that cash changes in borrowings should be classified in cash flows from financing activities. Please note that you should present the proceeds from your borrowings and the repayment of your borrowings as to separate line times. Refer to paragraphs 13 and 18-20 of SFAS 95.

         Response. As requested, the Company has revised its consolidated statement of cash flows for the year ended December 31, 2005 to properly reflect cash flows from changes in loans payable in financing activities. Please see page F-25 of Amendment No. 2. In addition, and as set forth in response to comment 25, at such time as the Staff has no further comments on this matter, the Company will file an amendment to its Annual Report for the fiscal year ended December 31, 2005 reflecting the change in its consolidated statements of cash flows for the period.

Note 1 - Organization and Summary of Significant Accounting Policies Cash and Cash Equivalents

27. We note that you no longer provide your accounting policy for cash and cash equivalents. Please revise to provide this policy. Refer to paragraph 10 of SFAS 95.

         Response. As requested, the Company has provided disclosure related to its cash and cash equivalents. Please see page F-27 of Amendment No. 2.

Restatement, page F-14

28. We note that you restated your December 31, 2005 balance sheet to change the classification of your Deposit - related party to Accounts receivable - related party instead. We read that your reason for this change is that you determined that you purchased the building from this related party in August 2005 instead of your previously disclosed purchase date of February 2006. We have the following comments:

         * Confirm to us that at year end you have recorded depreciation on this acquired building for the period from August to December.

         *        We note that the Asset Purchase Agreement filed as Exhibit
                  10.14 to this Form SB-2 states that you entered into the agreement with your related party to purchase this building in February 2006. Please reconcile your disclosure of an August 2005 purchase date to the date of your Asset Purchase Agreement. If applicable, please file the correct Asset Purchase Agreement.

         * We read on page F-16 that you leased approximately 21,500 square feet of manufacturing space from this related party through December 31, 2005, and we read on page 46 under "Property" that you leased this space until February 2006. Please reconcile these statements to your disclosure that you purchased this building in August 2005. Please clarify when you stopped paying rent for this space.

         Response:

                  * Depreciation on the building for the period from the date of acquisition (August 5, 2005) through December 31, 2005 was approximately $5,344. The Company failed to recorded the depreciation in fiscal 2005; however, as the amount is deemed immaterial the Company will include this amount in the current year depreciation.

                  * The Transfer Agreement dated August 5, 2005 has been filed as Exhibit 10.14 to Amendment No. 2.

                  * The disclosure in Amendment No. 2 under "Property" has been revised to properly reflect the August 2005 purchase date of the building; please see page 53. The Company did pay any amounts due under the lease agreement for the period of January 1, 2005 until the purchase of the building in August 2005, which was approximately $6,700 and which such amount the Company deemed immaterial.

Note 6 - Related Party Transactions, page F-16

29. It appears that the disclosure that your related party accounts receivable balance was $536,977 at December 31, 2005 is not accurate and should be revised.

         Response. The Company has revised its note disclosure of related party receivables to $870,652 which properly reflects the balance. Please see page F-35 of Amendment No. 2. As set forth in response to comments 25 and 26 above, at such time as the Staff has no further comments on this matter, the Company will file amendments to its Annual Report for the fiscal year ended December 31, 2005 and Quarterly Report for the period ended March 31, 2006 reflecting the change in the note disclosure.

30. We read that you loaned $100,000 to Shanghai Likang Pharmaceuticals Technology Company, Limited in December 2005, and that this amount was repaid in April 2006. Based on the date of your auditors' report, it is not clear to us that the repayment of this note is covered by the auditors' report. Refer to comment 63 from our previous comment letter dated March 8, 2006.

         Response. Note 6 - Related Party Transactions, has been revised to remove the reference to the $100,000 loan to Shanghai Likang Pharmaceuticals Technology Company, Limited which was repaid in April 2006 as the statement was not covered by the report of the Company's independent registered public accounting firm. This information was subsequently disclosed in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2006. Please see page F-36.

Note 7 - Shareholders' Equity

31. We note your response to comment 69 from our previous comment letter dated March 8, 2006. Please tell us how you valued the 1,855,000 shares of common stock issued to China Direct and CIIC for services in the reverse merger. We note that his issuance is reflected in your equity due to the recapitalization. Please tell us how the shares were valued and help us understand why you do not believe you are required to reflect this expense in your financial statements.

         Response. As previously stated, as compensation for services, the Company issued an aggregate of 1,855,000 shares of common stock. China Direct Investments received 955,000 shares as compensation for their services in negotiating the terms of the share exchange and it assigned CIIC Investment Banking Services (Shanghai) Company, Limited the remaining 900,000 shares of common stock as a finder's fee for the identification of Linkwell Tech. China Direct Investments, Inc. and CIIC Investment Banking Services (Shanghai) Company, Limited are affiliates. As a result of the transaction which was treated as a recapitalization for financial statement purposes, these shares were accounted as part of the capitalization of the Company. As a result of the transaction, the financial statements of the Company became those of Linkwell Tech Group and, accordingly, any expense related to the obligation of the Company (Kirshner) is not reflected as an expense of the Company post-closing.

         Since these shares were an obligation of Kirshner, the predecessor company, and were effectively issued prior to the merger date, the shares were valued and recorded as an expense by them. The Company believes the issuance of these shares was prior to the merger and it was not a party to this transaction.

Note 8 - Income Taxes, page F-22

32. We note your response to comment 61 from our previous comment letter dated March 8, 2006. Please confirm to us that you do not have any deferred tax assets, valuation allowances, deferred tax liabilities, deferred tax expense, or operating loss carryforwards. Otherwise, revise to provide all the disclosure required by SFAS 109.

         Response. The Company hereby confirms to the Staff that it does not have any deferred tax assets, valuation allowances, deferred tax liabilities, deferred tax expense, or operating loss carryforwards.

FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2005

Item 8A - Controls and Procedures, page 42

33. We note your disclosure concerning your restatement. Please revise to clearly state whether, in light of this restatement, your certifying officer has now concluded that your disclosure controls and procedures at December 31, 2005 were effective or ineffective. If you conclude that your disclosure controls and procedures were effective, please state that they were effective at the reasonable assurance level, in light of your use of this qualification in the first paragraph of page 43. If you conclude that your disclosure controls and procedures were effective, you should explain how you concluded that they were effective in light of the identified deficiency in your internal controls.

         Response. At such time as the Company files its amended Annual Report on Form 10-KSB for the year ended December 31, 2005 pursuant to comments 25, 26 and 29 above, the Company will revise the Item 8A. Controls and Procedures to clearly state that its certifying officer concluded the Company's disclosure controls and procedures were ineffective at December 31, 2005.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

Consolidated Statements of Operations, page 4

34. Please tell us what consideration you gave to EITF-03-06 in determining earnings per share.

         Response. The Company has modified its weighted shares outstanding number to reflect the if-converted method for all preferred shares convertible into common shares. Please see page F-3 of Amendment No. 2. Since the Company's net income per share was already $0.00, there was no effect on the Company's income per share since the effect was anti-dilutive.

Item 3 - Controls and Procedures, page 31

35. Please revise to clearly conclude whether your disclosure controls and procedures were effective or ineffective at March 31, 2006. If you conclude that your disclosure controls and procedures were effective, please state that they were effective at the reasonable assurance level, in light of your use of this qualification in the first paragraph on page 32. If you conclude that your disclosure controls and procedures were effective, you should explain how you concluded that they were effective in light of the identified deficiency in your internal controls at year end, since it appears that you have not corrected this deficiency at March 31, 2006.

         Response. At such time as the Company files its amended Annual Report on Form 10-QSB for the period ended March 31, 2006 pursuant to comments 25 and 26 above, the Company will revise the Item 8A. Controls and Procedures to clearly state that its certifying officer concluded the Company's disclosure controls and procedures were ineffective at March 31, 2006.

         The Company acknowledges that:

         * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.


                                                     Very truly yours,

                                                     /s/ Xue Lian Bian
                                                     Xue Lian Bian
                                                     President

cc:      James M. Schneider, Esq.
         Sherb & Co., LLP